[COMMUNITY FINANCIAL LETTERHEAD]


                            REMINDER: TIME SENSITIVE
                                CASH TENDER OFFER


                                                              September 13, 2007


Dear Shareholder:

         By now you should have received the offering materials with respect to our offer to purchase up to 200,000 shares of our common stock at a price of $26.00 per share.

         The offer is scheduled to expire at 5:00 p.m., Central time, on September 28, 2007, unless extended by us, so your timely action is required for you to accept the offer. If you wish to tender some or all of your shares and hold certificates for Community Financial Shares, Inc. you should submit your shares together with a completed Letter of Transmittal at your first convenience to Illinois Stock Transfer Company, the depositary for the offer. If you need another copy of the Letter of Transmittal, please contact Illinois Stock Transfer Company at 1-800-757-5755. If your stock is held on your behalf by a bank or brokerage firm and you would like to take advantage of the tender offer, please call your account representative as soon as possible as your bank or brokerage firm will need to receive your instructions to tender your shares in a timely manner prior to the expiration of the offer.

         If you have any questions, need additional material or require assistance in tendering your shares, please call Howe Barnes Hoefer & Arnett, Inc., the Dealer Manager/Information Agent for the offer. The toll-free number is 1-800-800-4693.

         We urge you to read the offer materials, consult with your advisor and take action at your earliest convenience if you so choose. As always we appreciate your support as a shareholder of Community Financial Shares, Inc.

                                   Sincerely,



Donald H. Fischer                          Scott W. Hamer
Chairman of the Board                      President and Chief Executive Officer